UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Madrigal Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

558868105

(CUSIP Number)

Susan Vuong

Chief Financial Officer

Bay City Capital LLC

1000 4th Street, Suite 500

San Rafael, CA 94901

(415) 321-9236

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 558868105

1.	Names of Reporting Persons Fred B. Craves
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 525,358
	8.	Shared Voting Power 1,511,782
	9.	Sole Dispositive Power 525,358
	10.	Shared Dispositive Power 1,511,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,037,140
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,511,782
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,511,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,782
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital Management IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,510,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,510,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 558868105

1.	Names of Reporting Persons Bay City Capital Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,510,521
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,510,521

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,521
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP 558868105

1.	Names of Reporting Persons Bay City Capital Fund IV Co-Investment Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

EXPLANATORY NOTE

This Amendment No. 5 (“Amendment No. 5”) relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Madrigal Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on September 8, 2020 (as amended to date, the “Statement”). All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is amended and supplemented by inserting the following information:

On June 17, 2021, Dr. Craves received options to purchase 12,489 shares of Common Stock from the Issuer as compensation for his service as a director of the Issuer. The options vest as to 100% of underlying shares of Common Stock on the first anniversary of the grant date, provided that Dr. Craves continues to serve as a director of the Issuer until such anniversary date.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information:

On December 3 2021, Fund IV, Co-Investment IV and BCC made in-kind transfers, without the payment of any consideration, of 750,270 shares, 49,730 shares and 24,172 shares, respectively, of Common Stock to their partners and employees.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Amendment No. 5, the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 17,097,090 shares of Common Stock outstanding as of November 2, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Fred B. Craves, Ph.D. (1)	2,037,140	11.9%	525,358	1,511,782	525,358	1,511,782
BCC	1,511,782	8.8%	0	1,511,782	0	1,511,782
Management IV	1,510,521	8.8%	0	1,510,521	0	1,510,521
Fund IV	1,510,521	8.8%	0	1,510,521	0	1,510,521
Co-Investment IV	0	0%	0	0	0	0

(1)

The shares reported in the table above include: (i) 1,510,521 shares of Common Stock held of record by Fund IV; (ii) 1,261 shares of Common Stock held of record by BCC; (iii) 364,358 shares of Common Stock held of record by Dr. Craves; (iv) 56,000 shares of Common Stock issuable upon exercise of stock options held by Dr. Craves that are exercisable within 60 days of the date hereof; (v) 90,000 shares of Common Stock held by Dr. Craves through a grantor retained annuity trust and (vi) 15,000 shares of Common Stock held by Dr. Craves through the Craves Family Foundation. Dr. Craves is the sole member of BCC, which is the manager of Management IV, which is the general partner of each of Fund IV and Co-Investment IV. By virtue of these relationships, each of the foregoing entities and Dr. Craves may be deemed to share beneficial ownership of the shares reported herein. Each of them disclaims any such beneficial ownership.

(c) Except as reported in Item 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d) None.

(e) On December 3, 2021, Co-Investment IV ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2021

/s/ Fred Craves
Fred Craves, Managing Director
Bay City Capital LLC

for himself and for Bay City Capital LLC, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.